

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Mr. Timothy K. Driggers
Vice President and Chief Financial Officer
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002

   Re: **EOG Resources, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2009
     Filed March 11, 2010
     File No. 1-9743

Dear Mr. Driggers:

   We have completed our review of your filings and do not have any further comments at this time.

            Sincerely,

            H. Roger Schwall
            Assistant Director